FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of December 2002

                              Rio de la Plata Bank
                 (Translation of registrant's name into English)

                           Banco Rio de la Plata S.A.
                               Bartolome Mitre 480
                         (1036) Buenos Aires, Argentina
                    (Address of Principal Executive Offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                           Form 20-F X   Form 40-F
                                    ---           ---

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                  Yes    No X
                                     ---   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) N/A

 EXHIBIT
  INDEX
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A. Attached hereto as Exhibit A is the Press Release dated December 23, 2002 relating to the extension of the Early Tender Fee Deadline and the Expiration Date of the Exchange Offer.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     BANCO RIO DE LA PLATA S.A.


                                     By: /s/ Sergio G. Lew
                                        --------------------------------
                                     Name:   Sergio G. Lew
                                     Title:  International Funding Head


                                     By: /s/ Marcelo Castro
                                        --------------------------------
                                     Name:   Marcelo Castro
                                     Title:  Treasury Manager

Date: December 24, 2002